Exhibit 99.1

Global Mofy Invests in Ethiopian Digital Freight Platform Wetruck AI to Advance Global AI Strategy and Drive Logistics Innovation in Africa

BEIJING, June 9, 2025 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that it has completed a strategic investment in WETRUCK TECHENABLE SOLUTIONS PLC (“Wetruck AI”), a digital freight platform headquartered in Ethiopia. This investment marks Global Mofy’s first direct market entry into Africa and represents a key strategic initiative to accelerate the industrial application of AI in high-growth, under-digitized sectors.

Africa, particularly the East African region, is undergoing a pivotal stage of infrastructure digitalization. As regional trade continues to grow and logistics demand increases, traditional road freight systems are increasingly challenged by inefficiencies and limited transparency. Global Mofy believes there is significant potential to improve these systems through AI-driven freight platform integration, process visibility, and intelligent capacity matching. The company views East Africa as a promising market for applying AI to enhance infrastructure operations and support the digital transformation of the real economy. Through this strategic investment, Global Mofy is also advancing the adoption of AI technologies in emerging markets and reinforcing its international presence.

As part of its international expansion strategy, and beyond capital investment, Global Mofy will play an active role in shaping Wetruck AI’s development roadmap and technical architecture. The Company will leverage its expertise in AI and digital system design to support Wetruck AI’s growth, operational efficiency, and platform scalability.

Wetruck AI was founded by an international team with core members from the United States, Germany, and Ethiopia. The team brings professional expertise across logistics operations, data technology, financial management, and corporate strategy. Its founding members include former executives from leading Ethiopian freight companies, data specialists educated at globally recognized institutions, financial professionals with extensive experience in venture incubation and cross-border capital operations, as well as a local industry advisor currently serving as Global Head of Freight at DHL Ethiopia. This combination of diverse backgrounds and hands-on experience provides a solid foundation for Wetruck AI’s continued success and market expansion in East Africa.

Initial and core product of Wetruck AI is its digital freight platform and mobile application designed to modernize and optimize the road transportation system in East Africa, which is under development and will be launched in late 2025. The platform integrates key functions such as intelligent capacity matching, real-time tracking, dynamic pricing, and automated document processing, creating a more efficient and transparent freight service network. With a built-in smart pricing engine and GPS - enabled shipment tracking, the system enhances matching efficiency, reduces operational costs, and accelerates the digitalization and standardization of freight logistics across the region. Backed by advanced AI algorithms and strong data capabilities, Wetruck AI is well positioned to transform the road freight landscape in African markets and drive the sector toward greater intelligence and performance.

This investment represents Global Mofy’s latest step in advancing the integration of AI with traditional industries. It also reflects the company’s continued focus on the digital transformation of high-potential markets. Through this investment, Global Mofy aims to gain practical industry insights applicable to global markets, further enhance its technology delivery capabilities, and strengthen the competitive edge of its AI-driven solutions.

“Africa represents one of the most promising regions for sustainable economic growth, especially in foundational industries like logistics and transportation,” said Mr. Haogang Yang, Chairman and CEO of Global Mofy. “We observe long-term value in the region’s transition toward intelligent infrastructure and the modernization of critical industries. Wetruck AI has demonstrated significant potential in the digital freight sector. This strategic investment reflects our commitment to global expansion and our broader vision of leveraging advanced AI technologies to empower traditional industries across high-growth markets. We will continue to scale our international presence and deliver enduring value for our shareholders through innovation and strategic execution.”

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com